UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(AMENDMENT NO. 3)

TENDER OFFER STATEMENT
UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

Moatable, Inc.

(Name of Subject Company (Issuer) and Filing Person (as Offeror))

Class A Ordinary Shares, par value $0.001 per share

(Title of Class of Securities)

759892300

(CUSIP Number of Class of Securities)

Scott Stone

Chief Financial Officer
45 W. Buchanan Street
Phoenix, AZ 85003

(623) 473-5749

(Name, address and telephone number of person authorized
to receive notices and communications on behalf of filing persons)

With copies to:

John-Paul Motley, Esq.

Will Cai, Esq.
Cooley LLP
355 South Grand Avenue, Suite 900
Los Angeles, CA 90071
+1 (213) 561-3204

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.

☒	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

☒	Check the following box if the filing is a final amendment reporting the results of the tender offer:

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

AMENDMENT NO. 3 TO SCHEDULE TO

This Amendment No. 3 (this “Amendment No. 3”) amends and supplements the Tender Offer Statement on Schedule TO originally filed by Moatable, Inc., an exempted company incorporated under the laws of the Cayman Islands (the “Company”), on September 3, 2025, as amended and supplemented by Amendment No. 1, filed on September 12, 2025 and Amendment No. 2, filed on September 30, 2025 (as amended, the “Schedule TO”), in connection with the Company’s offer to purchase up to 225,000,000 Class A ordinary shares, par value $0.001 per share (“Class A Ordinary Shares”) (including Class A Ordinary Shares represented by American Depositary Shares (the “ADSs”) of the Company, each representing 45 Class A Ordinary Shares), at a price of $3.00/45 per Class A Ordinary Share (or $3.00 per ADS), net to the seller in cash, less any applicable withholding taxes, without interest, and with respect to ADSs, less a cash distribution fee of $0.05 per ADS accepted for purchase in the Offer that will be paid to Citibank, N.A., the Company’s ADS depositary, upon the terms and subject to the conditions described in the Offer to Purchase, dated September 3, 2025 (together with any amendments or supplements thereto, the “Offer to Purchase”), the related Letter of Transmittal for Class A Ordinary Shares represented by ADSs (as may be amended or supplemented, the “ADS Letter of Transmittal”) and Instruction Form for Class A Ordinary Shares not represented by ADSs (as may be amended or supplemented, the “Class A Instruction Form” and together with the ADS Letter of Transmittal, the “Letters of Transmittal”) and other related materials as may be amended or supplemented from time to time, including by the Supplemental Notice, dated September 12, 2025 (collectively, with the Offer to Purchase and the Letters of Transmittal, the “Offer”).

This Amendment No. 3 is intended to satisfy the reporting requirements of Rule 13e-4(c)(4) under the Securities Exchange Act of 1934, as amended. Only those items amended or supplemented are reported in this Amendment No. 3. Except as specifically provided herein, the information contained in the Schedule TO remains unchanged and this Amendment No. 3 does not modify any of the information previously reported on the Schedule TO. You should read this Amendment No. 3 together with the Schedule TO and all exhibits attached thereto, including the Offer to Purchase, dated September 3, 2025, and the related Letters of Transmittal, as each may be amended or supplemented from time to time.

Item 11.	ADDITIONAL INFORMATION

Item 11 is hereby amended and supplemented as follows:

On October 3, 2025, the Company issued a press release announcing the final results of the tender offer, which expired at 12:00 midnight, New York City time, at the end of the day on September 30, 2025. A copy of such press release is filed as Exhibit (a)(5)(C) to this Amendment No. 3 and is incorporated herein by reference.

Item 12.	EXHIBITS

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

(a)(5)(C)**	Press release announcing final results of the tender offer, dated October 3, 2025.

II-2

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 3, 2025

MOATABLE, INC.

	By:	/s/ Joseph Chen
	Name:	Joseph Chen
	Title:	Chairman and Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)*	Offer to Purchase, dated September 3, 2025.
(a)(1)(B)*	Letter of Transmittal for Class A Ordinary Shares Represented by ADSs.
(a)(1)(C)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.
(a)(1)(D)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.
(a)(1)(E)*	Form of Notice of Withdrawal for Class A Ordinary Shares Represented by ADSs.
(a)(1)(F)*	Form of Summary Advertisement, published September 3, 2025.
(a)(1)(G)*	Instruction Form for Class A Ordinary Shares Not Represented by ADSs.
(a)(1)(H)*	Form of Notice of Withdrawal for Class A Ordinary Shares Not Represented by ADSs.
(a)(1)(I)*	Supplemental Notice, dated September 12, 2025
(a)(5)(A)*	Press release announcing the commencement of the Offer, dated September 3, 2025.
(a)(5)(B)*	Press release announcing preliminary results of the tender offer, dated October 1, 2025.
(a)(5)(C)**	Press release announcing final results of the tender offer, dated October 3, 2025.
(b)(1)	Loan Agreement, dated as of September 11, 2025, by and among Moatable US Holdco, Inc., Lofty, Inc. and Trucker Path, Inc., as borrowers, and PNC Bank, National Association, as the lender party thereto (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed with the SEC on September 12, 2025).
(b)(2)	Line of Credit Note, dated as of September 11, 2025, by and among Moatable US Holdco, Inc., Lofty, Inc. and Trucker Path, Inc., as borrowers, and PNC Bank, National Association, as the lender party thereto (incorporated by reference to Exhibit 10.2 of the Company’s Current Report on Form 8-K filed with the SEC on September 12, 2025).
(b)(3)	Pledge Agreement, dated as of September 11, 2025, by and among Moatable US Holdco, Inc., Trucker Path, Inc. and PNC Bank, National Association (incorporated by reference to Exhibit 10.3 of the Company’s Current Report on Form 8-K filed with the SEC on September 12, 2025).
(d)(1)	Deposit Agreement (incorporated by reference to Exhibit 4.3 from the registration statement on Form S-8 (File No. 333-177366) filed publicly with the Securities and Exchange Commission October 18, 2011).
(d)(2)	Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated by reference to Exhibit 3.1 from the Quarterly Report on Form 10-Q (File No. 001-35147) filed publicly with the Securities and Exchange Commission on August 14, 2023).
(d)(3)	Specimen American Depositary Receipt of the Registrant (incorporated by reference to Exhibit 4.1 from the Registration Statement on Form F-1 (File No. 333-173548) filed publicly with the Securities and Exchange Commission on April 15, 2011).
(d)(4)	Specimen Class A Ordinary Share Certificate of the Registrant (incorporated by reference to Exhibit 4.2 from the Registration Statement on Form F-1 (File No. 333-173548) filed publicly with the Securities and Exchange Commission on April 15, 2011).
(d)(5)	Amended and Restated Investors’ Rights Agreement between the Registrant and other parties therein, dated as of April 4, 2008, as amended (incorporated by reference to Exhibit 4.6 from the Registration Statement on Form F-1 (File No. 333-173548) filed publicly with the Securities and Exchange Commission on April 15, 2011).
(d)(6)	Moatable, Inc. 2006 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 from the Registration Statement on Form F-1 (File No. 333-173548) filed publicly with the Securities and Exchange Commission on April 15, 2011).
(d)(7)	Moatable, Inc. 2008 Equity Incentive Plan (incorporated by reference to Exhibit 10.2 from the Registration Statement on Form F-1 (File No. 333-173548) filed publicly with the Securities and Exchange Commission on April 15, 2011).

(d)(8)	Moatable, Inc. 2009 Equity Incentive Plan (incorporated by reference to Exhibit 10.3 from the Registration Statement on Form F-1 (File No. 333-173548) filed publicly with the Securities and Exchange Commission on April 15, 2011).
(d)(9)	Moatable, Inc. 2011 Share Incentive Plan (incorporated by reference to Exhibit 10.1 from the Registration Statement on Form S-8 (File No. 333-209734) filed publicly with the Securities and Exchange Commission on February 26, 2016).
(d)(10)	Moatable, Inc. 2016 Share Incentive Plan (incorporated by reference to Exhibit 10.2 from the Registration Statement on Form S-8 (File No. 333-209734) filed publicly with the Securities and Exchange Commission on February 25, 2016).
(d)(11)	Moatable, Inc. 2018 Share Incentive Plan (incorporated by reference to Exhibit 10.1 from the Registration Statement on Form S-8 (File No. 333-227886) filed publicly with the Securities and Exchange Commission on October 19, 2018).
(d)(12)	Moatable, Inc. 2021 Share Incentive Plan (incorporated by reference to Exhibit 99.2 from the report on Form 6-K (File No. 001-35147) filed publicly with the Securities and Exchange Commission on November 4, 2021).
(d)(13)	Moatable, Inc. Form of Share Option Award Agreement (incorporated by reference to Exhibit 10.8 from the Registration Statement on Form 10-K (File No. 001-35147) filed publicly with the Securities and Exchange Commission on March 31, 2023)
(d)(14)	Moatable, Inc. Form of Restricted Share Unit Award Agreement (incorporated by reference to Exhibit 10.9 from the Registration Statement on Form 10-K (File No. 001-35147) filed publicly with the Securities and Exchange Commission on March 31, 2023).
(d)(15)	Form of Indemnification Agreement between the Registrant and its directors and officers (incorporated by reference to Exhibit 10.5 from the Registration Statement on Form F-1 (File No. 333-173548) filed publicly with the Securities and Exchange Commission on April 15, 2011).
(d)(16)	Employment Agreement between Moatable, Inc. and Joseph Chen, dated December 31, 2022 (incorporated by reference to Exhibit 10.19 from the Annual Report on Form 10-K (File No. 001-35147) filed publicly with the Securities and Exchange Commission on March 31, 2023).
(d)(17)	Business Operations Agreement, dated as of December 23, 2010, between Qianxiang Shiji, Qianxiang Tiancheng and the shareholders of Qianxiang Tiancheng (incorporated by reference to Exhibit 10.7 from the Registration Statement on Form F-1 (File No. 333-173548) filed publicly with the Securities and Exchange Commission on April 15, 2011).
(d)(18)	Amended and Restated Equity Option Agreements, dated as of December 23, 2010, between Qianxiang Shiji and the shareholders of Qianxiang Tiancheng (incorporated by reference to Exhibit 10.8 from the Registration Statement on Form F-1 (File No. 333-173548) filed publicly with the Securities and Exchange Commission on April 11, 2011).
(d)(19)	Amended and Restated Equity Interest Pledge Agreements, dated as of December 23, 2010, between Qianxiang Shiji and the shareholders of Qianxiang Tiancheng (incorporated by reference to Exhibit 10.9 from the Registration Statement on Form F-1 (File No. 333-173548) filed publicly with the Securities and Exchange Commission on April 11, 2011).
(d)(20)	Power of Attorney, dated as of December 23, 2010, by the shareholders of Qianxiang Tiancheng (incorporated by reference to Exhibit 10.10 from the Registration Statement on Form F-1 (File No. 333-173548) filed publicly with the Securities and Exchange Commission on April 15, 2011).
(d)(21)	Amended and Restated Exclusive Technical Service Agreement, dated as of December 23, 2010, between Qianxiang Shiji and Qianxiang Tiancheng (incorporated by reference to Exhibit 10.13 from the Registration Statement on Form F-1 (File No. 333-173548) filed publicly with the Securities and Exchange Commission on April 15, 2011).
(d)(22)	Amended and Restated Intellectual Property Right License Agreement, dated as of December 23, 2010, between Qianxiang Shiji and Qianxiang Tiancheng (incorporated by reference to Exhibit 10.14 from the Registration Statement on Form F-1 (File No. 333-173548) filed publicly with the Securities and Exchange Commission on April 15, 2011).

(d)(23)	Spousal Consents, dated as of December 23, 2010, by the shareholders of Qianxiang Tiancheng (incorporated by reference to Exhibit 10.11 from the Registration Statement on Form F-1 (File No. 333-173548) filed publicly with the Securities and Exchange Commission on April 15, 2011).
(d)(24)	Amended and Restated Loan Agreements, dated as of December 23, 2010, between Qianxiang Shiji and the shareholders of Qianxiang Tiancheng (incorporated by reference to Exhibit 10.12 from the Registration Statement on Form F-1 (File No. 333-173548) filed publicly with the Securities and Exchange Commission on April 15, 2011).
(d)(25)	Moatable, Inc. Incentive Compensation Recoupment Policy (incorporated by reference to Exhibit 97.1 from the Annual Report on Form 10-K (File No. 001-35147) filed publicly with the Securities and Exchange Commission on April 15, 2025).
(g)	None
(h)	None
107*	Filing Fee Table.

*	Previously filed.
**	Filed herewith.